U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                                                 Commission File
                                                                Number 000-24124
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[X] Form 10-K and Form 10-KSB   [ ] Form 11-K   [ ]Form 20-F   [ ] Form 10-Q and
Form 10-QSB   [ ] Form N-SAR

                       For Period Ended: DECEMBER 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:_____________________

________________________________________________________________________________
  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________
        If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:________________________

________________________________________________________________________________

________________________________________________________________________________

                         PART I--REGISTRANT INFORMATION
________________________________________________________________________________
        Full Name of Registrant:  Fresh America Corp.

        Former Name if Applicable: Not Applicable

             6600 LBJ FREEWAY, SUITE 180
        Address of Principal Executive Office
                (STREET AND NUMBER)

                DALLAS, TEXAS  75240
              City, State and Zip Code

________________________________________________________________________________

               PART II--RULES 12B-25(B) AND (C)
________________________________________________________________________________

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

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                               PART III--NARRATIVE
________________________________________________________________________________

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        The Registrant is in the process of negotiating an amendment, including waivers and adjustments, to certain covenants under its senior secured revolving credit facility. Although the Registrant and its senior lender have reached agreement on the major terms of the amendment, final documentation has not been completed nor executed. Management of the Registrant believes that the outcome of these negotiations are material to the disclosures contained in the Registrant's Annual Report on Form 10-K and expects to execute completed documentation of the amendment within the time period prescribed by Rule 12b-25.

________________________________________________________________________________

                           PART IV--OTHER INFORMATION
________________________________________________________________________________

        (1) Name and telephone number of person to contact in regard to this notification

             JOHN GRAY                       (972)                 774-0575
        ________________________________________________________________________
               (Name)                     (Area Code)         (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes        [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [X] Yes        [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               FRESH AMERICA CORP.
                   __________________________________________
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 2000                     By: /s/ COLON WASHBURN
                                                   Colon Washburn,
                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTACHMENT


                               PART IV, QUESTION 3


        The following is a synopsis of the significant items that will be disclosed and accounted for in the Registrant's Fiscal 1999 Form 10-K. These items caused significant changes in the Registrant's results of operations from the last fiscal year.

        On March 31, 2000, the Registrant reported financial results for the fourth quarter and year ended December 31, 1999. The Registrant reported net sales of $151 million in the fourth quarter of 1999 compared with $177 million in the same quarter of 1998, a decline of 15%. For the fourth quarter of 1999 the Registrant reported a proforma net loss of $1.1 million or $0.21 per share, before charges primarily related to the disposition of certain operating units during the quarter. This compared to pro forma net income of $3.8 million or $0.70 diluted earnings per share for the same quarter a year ago. For the year, net sales were $670 million as compared to $609 million for 1998, an increase of 10 %. Pro forma net income for 1999 was $1.0 million or $0.18 diluted earnings per share compared to pro forma net income of $8.7 million or $1.68 diluted earnings per share in 1998.

        The decrease in revenues for the fourth quarter of 1999 is attributable primarily to the divestitures of some of the Registrant's direct food service distribution operations and weakness in commodity prices. Commodity prices, which began declining early in the third quarter of 1999 remained soft through the end of the year and continued to be weak in the first quarter of 2000. Despite this, the Registrant's fourth quarter pro forma net loss improved $2.0 million over the third quarter of 1999 on similar sales volumes.

        The Registrant also reported charges associated with operations closed or sold during 1999 of $8.3 million for the quarter and $16.6 million for the year. These charges consisted primarily of write-offs of goodwill, losses on the disposition of assets, shut down costs and write-downs related to certain distribution agreements. In addition, operating losses for these entities totaled $1.1 million for the quarter and $6.1 million for the year. The Company also incurred costs of $3.9 million on its terminated merger with FreshPoint. After the effect of these charges, losses and costs, the Registrant reported a fourth quarter net loss of $13.0 million or $2.48 per share compared to net income of $3.2 million or $0.59 diluted earnings per share in the fourth quarter of 1998. For the year, the Registrant reported a net loss after such charges of $22.0 million or $4.20 per share compared to net income of $6.2 million or $1.20 diluted earnings per share for the same period in 1998.